EXHIBIT 11.1

Statement of Computation of Earnings per Share

EMC METALS CORP.

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013

Net Income	$(1,272,482)	$(23,493,041)
Average number of common shares outstanding	179,578,362	165,358,337
Contingency issuable shares	15,378,750	18,863,750
Adjusted average shares	194,957,112	184,222,087
Basic and fully diluted earnings per share	0.00	0.00